                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934*


                               pcOrder.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  70453H10-7
------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------


Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:   [_] Rule 13d-1(b)
            [_] Rule 13d-1(c)
            [X] Rule 13d-1(d)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
--------------------------                            --------------------------
  CUSIP NO. -70453H10-7                                  Page 2 of 8 Pages
--------------------------                            --------------------------

 ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trilogy Software, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF              0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                            10,320,650
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING               0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                            10,320,650

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
        10,320,650

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
        64%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
       CO

------------------------------------------------------------------------------

-------------------------                                ---------------------
  CUSIP NO. -70453H10-7                                    Page 3 Of 8 Pages
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joseph A. Liemandt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
       U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY               10,320,650
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                            0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                            10,320,650
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9

        10,320,650/(1)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
        64%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
        IN
------------------------------------------------------------------------------

/1/  Trilogy Software is a wholly-owned subsidiary of Trilogy, Inc. Mr.
Liemandt is Chairman of the Board of Directors, President and Chief Executive Officer of both Trilogy Software and majority shareholder of Trilogy, Inc. The shares of Class A Common Stock reported as being beneficially owned by Mr. Liemandt reflect the total amount of shares of Class B Common Stock beneficially owned by Trilogy Software, Inc., which is greater than Mr. Liemandt's pecuniary interest in such shares. Mr. Liemandt disclaims beneficial ownership of the shares of Class A Common Stock reported as beneficially owned by him.

---------------------------                           ------------------------
  CUSIP NO. -70453H10-7                                   Page 4 of 8 Pages
---------------------------                           ------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Trilogy, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY               10,320,650
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                            0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                            10,320,650
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       10,320,650
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

         64%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12

          CO
------------------------------------------------------------------------------

                                                    ----------------------------
                                                         Page 5 of 8 Pages
                                                    ----------------------------


Item 1(a)      Name of Issuer:
---------      --------------

               pcOrder.com, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

               5001 Plaza on the Lake
               Austin, Texas 78746

Item 2(a)      Names of Persons Filing:
---------      -----------------------

               Trilogy Software, Inc.
               Joseph A. Liemandt
               Trilogy, Inc.

Item 2(b)      Address of Principal Business Offices:
---------      -------------------------------------

               Trilogy Software, Inc.
               6034 West Courtyard Drive
               Austin, Texas 78730


               Joseph A. Liemandt
               c/o Trilogy, Inc.
               6034 West Courtyard Drive
               Austin, Texas 78730


               Trilogy, Inc.
               6034 West Courtyard Drive
               Austin, Texas 78730

Item 2(c)      Citizenship:
---------      -----------

               Trilogy Software, Inc. - Delaware
               Joseph A. Liemandt - U.S.A.
               Trilogy, Inc. - Delaware

Item 2(d)      Title of Class of Securities:
---------      ----------------------------

               Class A Common Stock, par value $.01 per share; each share of Class B Common Stock is convertible to Class A Common Stock on a share-for-share basis.

Item 2(e)      CUSIP Number: 70453H10-7
---------      ------------

                                              ----------------------------------
                                                       Page 6 of 8 Pages
                                              ----------------------------------

Item 3    Status of Persons Filing:
------    ------------------------
          (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c);

          (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [_] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

          (f) [_]  An employee benefit plan or endowment fund in accordance with
                   (S)240.13d-1(b)(1)(ii)(F);

          (g) [_]  A parent holding company or control person in accordance with
                   (S)240.13d-1(b)(1)(ii)(G);

          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J);

          (k) [X] Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b) or 13(d)-2(b).


Item 4    Ownership:
------    ---------

          (a) Amount Beneficially Owned: 10,320,650 shares of Class A Common Stock, par value $.01 per share.

               This statement is filed on behalf of a group consisting of Trilogy Software, Inc., a Delaware corporation ("Trilogy Software"), Trilogy, Inc., a Delaware corporation ("Trilogy"), and Joseph A. Liemandt, a citizen of the U.S.A. ("Liemandt"), sometimes referred to collectively as the "Trilogy Reporting Group."

               Trilogy Software is a wholly-owned subsidiary of Trilogy. Mr. Liemandt is Chairman of the Board of Directors, President and Chief Executive Officer of both Trilogy Software and a majority shareholder of Trilogy. The shares of Class A Common Stock reported as being beneficially owned by Mr. Liemandt reflect the total amount of shares of Class A Common Stock beneficially owned by Trilogy Software, Inc., which is greater than Mr. Liemandt's pecuniary interest in such shares. Mr. Liemandt's pecuniary interest in such shares. Mr. Liemandt disclaims beneficial ownership of the shares of Class A Common Stock reported as beneficially owned by him.

               The Trilogy Reporting Group may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities
               Exchange Act of 1934 and the rules thereunder (the "Act"), although each reporting person expressly disclaims any assertion or presumption that it and the other person on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement Relating to Joint Filing of Schedule 13G attached as Exhibit A hereto should not be construed to be an admission that any of the Trilogy Reporting Group is a member of a "group" consisting of one or more persons.

                                                  ------------------------------
                                                         Page 7 of 8 Pages
                                                  ------------------------------


          (b)  Percent of Class: 64%.

          (c)  Number of shares as to which each person has:

               (i)   sole power to vote or to direct the vote: 0

               (ii)  shared power to vote or to direct the vote:

                     See Item 6 of each cover page.

               (iii) sole power to dispose or to direct the disposition of: 0.

               (iv)  shared power to dispose or to direct the disposition of:

                     See Item 8 of each cover page.

Item 5    Ownership of 5% or Less of a Class:
------    ----------------------------------

          Not applicable.

Item 6    Ownership of More than 5% on Behalf of Another Person:
------    -----------------------------------------------------

          Not applicable.

Item 7    Identification and Classification of the Subsidiary which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on By The Parent Holding Company:
          --------------------------------------------------------

          Not Applicable.

Item 8    Identification and Classification of Members of the Group:
------    ---------------------------------------------------------

          See Item 4(a).

Item 9    Notice of Dissolution of Group:
------    -------------------------------

          Not Applicable.

Item 10   Certification:
-------   -------------

          Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b).

                                              ----------------------------------
                                                       Page 8 of 8 Pages
                                              ----------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

                                   TRILOGY SOFTWARE, INC.

                                   By:  /s/ JOSEPH A. LIEMANDT
                                       ----------------------------------------
                                          Joseph A. Liemandt
                                          President and Chief Executive Officer

                                   TRILOGY, INC.

                                   By:  /S/ JOSEPH A. LIEMANDT
                                       ----------------------------------------
                                          Joseph A. Liemandt
                                          President and Chief Executive Officer

                                        /S/ JOSEPH A. LIEMANDT
                                       ----------------------------------------
                                          Joseph A. Liemandt

                                   EXHIBITS

Exhibit 1      Joint Filing Agreement, dated as of February 14, 2000, entered
---------
               into by and among Trilogy Software, Inc., Trilogy Inc. and Joseph
               A. Liemandt.